UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Weatherford International plc
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

G48833118
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G48833118	SCHEDULE 13G	Page 2 of 28

1	NAME OF REPORTING PERSON Oaktree Value Opportunities Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 401,807 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 401,807 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,807 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 401,807 shares of common stock, par value $0.001 per share of the Issuer (“Common Stock”).

(2)	All calculations of percentage ownership herein are based on a total of 70,017,356 shares of Common Stock issued and outstanding as of October 21, 2020, as reported by the Issuer on its Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on November 4, 2020 (the “Form 10-Q”).

CUSIP No. G48833118	SCHEDULE 13G	Page 3 of 28

1	NAME OF REPORTING PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 401,807 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 401,807 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,807 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

CUSIP No. G48833118	SCHEDULE 13G	Page 4 of 28

1	NAME OF REPORTING PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 401,807 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 401,807 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,807 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. G48833118	SCHEDULE 13G	Page 5 of 28

1	NAME OF REPORTING PERSON Oaktree Opps Xb Holdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,710,524 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,710,524 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,710,524 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON CO

(1)	In its capacity as the direct owner of 2,710,524 Shares.

CUSIP No. G48833118	SCHEDULE 13G	Page 6 of 28

1	NAME OF REPORTING PERSON Oaktree Cascade Investment Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 925,129 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 925,129 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,129 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 925,129 Shares.

CUSIP No. G48833118	SCHEDULE 13G	Page 7 of 28

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,953,642 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,953,642 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,642 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 1,953,642 Shares.

CUSIP No. G48833118	SCHEDULE 13G	Page 8 of 28

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,878,771 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,878,771 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,771 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. and Oaktree Cascade Investment Fund I, L.P.

CUSIP No. G48833118	SCHEDULE 13G	Page 9 of 28

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC and the sole shareholder of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opps Xb Holdco Ltd. and certain funds and accounts (the “Managed Entities”) that, in the aggregate, are the direct owners of 928,628 Shares.

CUSIP No. G48833118	SCHEDULE 13G	Page 10 of 28

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. G48833118	SCHEDULE 13G	Page 11 of 28

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. G48833118	SCHEDULE 13G	Page 12 of 28

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. G48833118	SCHEDULE 13G	Page 13 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,040,959 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,040,959 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,959 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd. and Oaktree Opps Xb Holdco Ltd. and as the duly appointed investment manager of the Managed Entities.

CUSIP No. G48833118	SCHEDULE 13G	Page 14 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,040,959 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,040,959 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,959 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. G48833118	SCHEDULE 13G	Page 15 of 28

1	NAME OF REPORTING PERSON Atlas OCM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,040,959 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,040,959 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,959 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. G48833118	SCHEDULE 13G	Page 16 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. G48833118	SCHEDULE 13G	Page 17 of 28

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. G48833118	SCHEDULE 13G	Page 18 of 28

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. G48833118	SCHEDULE 13G	Page 19 of 28

1	NAME OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,919,730 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,919,730 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,919,730 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. G48833118	SCHEDULE 13G	Page 20 of 28

ITEM 1.	(a)	Name of Issuer:

Weatherford International plc

	(b)	Address of Issuer’s Principal Executive Offices:
2000 St. James Place Houston, Texas 77056

ITEM 2.	(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

	(1)	Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), in its capacity as the direct owner of 401,807 shares of Common Stock;

	(2)	Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOF GP”), in its capacity as the general partner of VOF Holdings;

	(3)	Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), in its capacity as the general partner of VOF GP;

	(4)	Oaktree Opps Xb Holdco Ltd.. a Cayman Islands exempted company (“Xb Holdco”), in its capacity as the direct owner of 2,710,524 shares of Common Stock;

	(5)	Oaktree Cascade Investment Fund I, L.P., a Delaware limited partnership (“Cascade”), in its capacity as the direct owner of 925,129 Shares;

	(6)	Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership (“Xb Holdings”), in its capacity as the direct owner of 1,953,642 shares of Common Stock;

	(7)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the general partner of Cascade and Xb Holdings;

	(8)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP, the sole shareholder of VOF GP Ltd., Xb Holdco and the Managed Entities that, in the aggregate, are the direct owners of 928,628 shares of Common Stock;

	(9)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

	(10)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

	(11)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I; and

	(12)	Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the sole director of VOF GP Ltd. and Xb Holdco and as the duly appointed investment manager of the Managed Entities;

CUSIP No. G48833118	SCHEDULE 13G	Page 21 of 28

(13)	Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), in its capacity as the general partner of Management;

(14)	Atlas OCM Holdings LLC, a Delaware limited liability company (“Atlas”), in its capacity as the sole managing member of Management GP;

(15)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

(16)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the indirect owner of the class B units of each of OCG and Atlas;

(17)	Brookfield Asset Management Inc., a Canadian corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; and

(18)	Partners Limited, a Canadian corporation (“Partners”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	Title of Class of Securities:

Common Shares, $0.001 par value per share (the “Shares”)

(e)	CUSIP Number: G48833118

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G)
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. G48833118	SCHEDULE 13G	Page 22 of 28

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

VOF Holdings directly holds 401,807 shares of the Issuer’s Common Stock, constituting approximately 0.6% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the Shares held by VOF Holdings.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings.

Xb Holdco directly holds 2,710,524 Shares, constituting approximately 3.9% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

Cascade directly holds 925,129 Shares, constituting approximately 1.3% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

Xb Holdings directly holds 1,953,642 Shares, constituting approximately 2.8% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

Fund GP, in its capacity as the general partner of Cascade and Xb Holdings, has the ability to direct the management of Cascade’s and Xb Holdings’ business, including the power to vote and dispose of securities held by Cascade and Xb Holdings; therefore Fund GP may be deemed to beneficially own the Shares held by Cascade and Xb Holdings.

GP I, in its capacity as the sole shareholder of VOF GP Ltd., Xb Holdco and the Managed Funds, has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd, Xb Holdco and the Managed Funds, including the power to direct the decisions of VOF GP Ltd., Xb Holdco and the Managed Funds regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco and the Managed Funds. Additionally, GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Cascade and Xb Holdings. Therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings.

CUSIP No. G48833118	SCHEDULE 13G	Page 23 of 28

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Funds, Cascade and Xb Holdings.

Management, in its capacity as the sole director of VOF GP Ltd. and Xb Holdco and as the duly appointed investment manager of the Managed Entities, has the ability to direct the management of VOF GP Ltd., Xb Holdco and the Managed Entities, including the power to direct the decisions of VOF GP Ltd., Xb Holdco and the Managed Entities regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco and the Managed Entities; therefore, Management may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco and the Managed Entities.

Management GP, in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco and the Managed Entities; therefore, Management GP may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco and the Managed Entities.

Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by VOF GP Ltd., Xb Holdco and the Managed Entities; therefore, Management GP may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco and the Managed Entities.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings.

OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings.

BAM, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings; therefore BAM may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings; therefore Partners may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings, Xb Holdco, the Managed Entities, Cascade and Xb Holdings.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All ownership percentages of the securities reported in this Statement are based on 70,017,356 Shares outstanding as of October 21, 2020, as reported by the Issuer on the Form 10-Q.

CUSIP No. G48833118	SCHEDULE 13G	Page 24 of 28

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G48833118	SCHEDULE 13G	Page 25 of 28

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2021

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

CUSIP No. G48833118	SCHEDULE 13G	Page 26 of 28

OAKTREE OPPS XB HOLDCO LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CASCADE INVESTMENT FUND I GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE OPPORTUNITIES FUND Xb HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

CUSIP No. G48833118	SCHEDULE 13G	Page 27 of 28

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President - Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Director

CUSIP No. G48833118	SCHEDULE 13G	Page 28 of 28

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).